HORIZON FUNDS
FORM OF EXPENSE LIMITATION AGREEMENT
This Agreement is into effective as of _______, 2016 by and between Horizon Funds, a Delaware statutory trust (the “Trust”), on behalf of Horizon Dynamic Dividend Fund, a series of shares of the Trust (the “Fund”), and Horizon Investments, LLC, a South Carolina limited liability company (the “Adviser”).
WHEREAS, the Trust is a Delaware statutory trust organized under the Certificate of Trust (“Trust Instrument”), dated May 21, 2015, and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type; and
WHEREAS, the Fund is a series of the Trust; and
WHEREAS, the Trust, on behalf of the Fund, and the Adviser have entered into an Investment Advisory Agreement dated _______ (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund; and
WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the expenses of the Fund, and, therefore, desire to enter into this Agreement to maintain the expense ratios for each class of shares of the Funds (“Shares”) within the Operating Expense Limit (as defined below).
NOW, THEREFORE, in consideration of the mutual covenants herein contained, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:
1. Expense Limitation.
(a) Applicable Expense Limit.  To the extent that the aggregate expenses of every character, including but not limited to investment advisory fees of the Adviser and any investment sub-adviser to the Fund (but excluding front-end, contingent or deferred sales loads, borrowing costs (such as interest and dividend expense on securities sold short), taxes, brokerage fees and commissions, other expenditures that are capitalized in accordance with generally accepted accounting principles, acquired fund fees and expenses, other extraordinary expenses not incurred in the ordinary course of the Fund’s business and amounts, if any, payable under a plan adopted in accordance with Rule 12b-1 under the 1940 Act) incurred by a class of Shares of the Fund in any fiscal year (collectively, “Fund Operating Expenses”), exceed the Operating Expense Limit, as defined in Section 1(b) below, such excess amount (the “Excess Amount”) shall be the liability of the Adviser.
(b) Operating Expense Limit.  The maximum Operating Expense Limit for each class of Shares in any year shall be the percentage of average daily net assets indicated below:
Investor Class:              0.99%
Institutional Class:       0.99%

(c) Method of Computation.  To determine the Adviser’s liability with respect to the Excess Amount, each month the Fund Operating Expenses for each class of Shares of the Fund shall be annualized as of the last day of the month.  If the annualized Fund Operating Expenses for any month exceeds the Operating Expense Limit of a class of Shares of the Fund, the Adviser shall first waive or reduce its investment advisory fee for such month by an amount sufficient to reduce the annualized Fund Operating Expenses to an amount no higher than the Operating Expense Limit. If the amount of the waived or reduced investment advisory fee for any such month is insufficient to pay the Excess Amount, the Adviser may also remit to the Fund an amount that, together with the waived or reduced investment advisory fee, is sufficient to pay the Excess Amount.
(d) Year-End Adjustment.  If necessary, on or before the last day of the first month of each fiscal year, an adjustment payment shall be made by the appropriate party in order that the amount of the investment advisory fees waived or reduced and other payments remitted by the Adviser to the Fund with respect to the previous fiscal year shall equal the Excess Amount.
(e) Recapture.  If the Adviser so requests, an amount equal to any Fund Operating Expenses waived or reimbursed by the Adviser pursuant to this Agreement shall be paid to the Adviser by the Fund within 36 months after any such reimbursement or waiver occurs, if the total annual Fund Operating Expenses for the class of Shares for the applicable following year, after giving effect to the repayment, do not exceed the lesser of the Operating Expense Limit that was in place at the time of the waiver or reimbursement and the Operating Expense Limit in place at the time of the recapture (or any lower expense limitation or limitations to which the parties may otherwise agree).
2. Term and Termination of Agreement.
This Agreement with respect to the Fund shall continue in effect until December 31, 2019, and from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement (“Non-Interested Trustees”).  Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon written notice ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 2 shall become effective, unless otherwise specifically agreed upon, on the last day of the then-current term of the Agreement.
3. Miscellaneous.
(a)                Captions.  The captions in this Agreement are included for convenience of reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

(b) Interpretation.  Nothing herein contained shall be deemed to require the Trust or the Fund to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for and control of the conduct of the affairs of the Trust or the Funds.
(c) Definitions.  Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.
IN WITNESS WHEREOF, the parties have caused this Agreement to be effective as of the day and year first above written.

HORIZON FUNDS, on behalf of Horizon Dynamic Dividend Fund

By:____________________________
      Robert J. Cannon, President

HORIZON INVESTMENTS, LLC

By :____________________________
      Robert J. Cannon, CEO